

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

January 28, 2008

Via Mail and Fax

Debi Kokinos
Chief Financial Officer
Turbodyne Technologies, Inc.
36 East Barnett Street
Ventura, CA 93001

> **RE:** **Turbodyne Technologies, Inc.**
> **Amendment No. 2 to Form 10-KSB for the Year Ended December 31, 2006**
> **Form 10-QSB for the Period Ended September 30, 2007**
> **File Number: 000-21391**

Dear Ms. Kokinos:

We have reviewed your correspondence dated December 14, 2007 and have the following comments. We believe you should revise future filings in response to certain of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. In other of our comments, we ask you to notify us or provide us with further information. After reviewing the additional information, we may raise further comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Amendment No. 2 to Form 10-KSB for the Year Ended December 31, 2006

Consolidated Financial Statements, page F-2

1. Refer to your response to our prior comment number 3. Please inform us when you have filed an amendment to your Form 10-KSB for the year ended December 31, 2006 that includes an accountants' report that has been corrected to include an explanatory paragraph in regard to your related restatement for the correction of errors.

Notes to the Consolidated Financial Statements, page F-8
Note 5. Loans Payable, page F-16

2. Refer to your response to our prior comment number 5. We note your conclusion that the embedded conversion feature within convertible debt outstanding at December 31, 2006 should be bifurcated from the host instrument and accounted as a derivative at fair value with changes in fair value recorded in earnings pursuant to paragraph 12 of FAS 133. We further note you recognized a beneficial conversion feature in connection with the convertible debt that is not consistent with the requirements of FAS 133. In this regard, please explain to us how your accounting for all issuances of convertible debt since 2005 is in accordance with FAS 133. In connection with this, provide us with a schedule that clearly shows us the effects of accounting for the embedded conversion feature as a derivative pursuant to FAS 133 as of the end of and for each interim period commencing with December 31, 2005 through September 30, 2007. Your schedule should (i) state the fair value of the embedded conversion derivative and where reported in the balance sheet at each interim date, (ii) clearly explain in sufficient detail how you determined the fair value at each date, and (iii) state the amount of the change in the fair value of the conversion feature and where reported in your statement of operations for each interim period during the range specified above.

Form 10-QSB for the Period Ended September 30, 2007

Consolidated Statement of Operations, page 5

3. Please explain to us and disclose in sufficient detail the basis of the amounts for "Debt conversion expense" and "Gain on extinguishment of debt" in the periods presented, and tell us the guidance relied upon in support of your accounting.

Notes to the Consolidated Financial Statements, page 7
Note 3. Loans payable, page 13

4. In regard to convertible debt outstanding, please disclose for each period ended date presented (i) the number of shares of common stock into which convertible and (ii) the amount of principal associated with each rate of interest indicated.

Note 4. Commitments and Contingencies, page 15

5. In connection with the TST litigation, please disclose the date of entry of the judgment from when interest on the judgment amount commenced so that readers may ascertain the amount of time that has elapsed in regard to the accrued interest portion. Also, clarify in your disclosure the extent to which the increase in the provision for this settlement from the date of entry of judgment is associated with accrued interest and other reasons.

You may contact Doug Jones at 202-551-3309 or Joe Foti at 202-551-3816 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief